UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 11, 2024

Date of Report (Date of earliest event reported)

K-Chain Group Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-2903928
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

777 Brickell Ave, Suite 500, Miami, FL 33131

(Full mailing address of principal executive offices)

(305) 423-3533

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification to Right of Security holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non- reliance on previously Issued Financial Statements or Related Audit Report or Completed Interim Review

None

Item 7. Departure of Certain Officers

None

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9. Other Events

The Main Offices of the Company have been relocated to:

777 Brickell Avenue

Suite 500

Miami. FL 33131

The former address was:

155 North Lake Avenue

Suite 800

Pasadena, CA 91101

The new Company Phone number is:

(305) 423-3533

The former Company phone number was:

(626) 569-9688

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: K-Chain Group Inc.

By:

/s/ Yuxia Zhang

Yuxia Zhang - CEO/President

Date: December 11, 2024